Apria, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

December 3, 2020

VIA EDGAR

Re:	Apria, Inc.
Draft Registration Statement on Form S-1
Submitted September 21, 2020
CIK No. 0001735803

Ms. Abby Adams

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Dear Ms. Adams:

On behalf of Apria, Inc. (“Apria”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced Draft Registration Statement relating to the offering of shares of its common stock, marked to show changes from Amendment No. 1 to the Draft Registration Statement confidentially submitted on September 21, 2020. The Draft Registration Statement has been revised in response to the Staff’s comments, to include unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2020 and 2019 and to reflect certain other changes.

Apria, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission	2	December 3, 2020

In addition, we are providing the following responses to your comment letter, dated October 21, 2020, regarding the Draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by Apria.

Management’s Discussion and Analysis

Liquidity and Capital Resources

Contractual Obligations, page 77

1.

Please disclose in footnote (5) of the Contractual Obligation table the total future payment obligation under the tax receivable agreement if all deferred tax assets recognized are realized prior to expiration of the agreement. In addition, at a minimum, disclose the amounts that are expected to be due in the next twelve months.

In response to the Staff’s comment, Apria has revised its disclosure in footnote (5) on page 77 to include the total estimated future payment obligation under the tax receivable agreement assuming all deferred taxes are realized during the contract term and the amounts expected to be paid within one year.

*                *                 *                *                *

Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 or William Golden at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

Laura Crotty

Jeanne Bennett

Mary Mast

Apria, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission	3	December 3, 2020

Apria, Inc.

Daniel J. Starck

Debra L. Morris

Raoul Smyth

Davis Polk & Wardwell LLP

Michael P. Kaplan

Deanna L. Kirkpatrick